Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Grocery Outlet Inc.	California
BBGO Acquisition, Inc.	Delaware
The Bargain Barn, Inc.	Tennessee